

November 30, 2011

<u>Via-Fax</u>
Greg Thompson, President
Monza Ventures, Inc.
c/o Dave Wong
Catalyst Capital
2498 West 41ˢᵗ Ave., Unit 232
Vancouver, British Columbia V6M2A7

  Re: **Monza Ventures, Inc.**
    Form 10-K/A for the Fiscal Year Ended December 31, 2010
    Filed November 10, 2011
    File No. 000-51976

Dear Mr. Thompson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7: Management's Discussion and Analysis or Plan of Operation, page 10</u>

<u>Liquidity and Capital Resources, page 11</u>

1. We note your response to comment 12 in our letter dated September 29, 2011 and the related revisions in your filing. Please clarify your disclosure in the last sentence of the second paragraph in this section and provide us with your proposed disclosure. We reissue comment 12 in our letter dated September 29, 2011.

Item 9A: Controls and Procedures, page 12

Management's Report on Disclosure Controls and Procedures, page 13

2. We note your response to comment 14 in our letter dated September 29, 2011 and the related revisions in your filing. Your disclosure does not include a statement pursuant to Item 308(a)(3) as to whether your internal control over financial reporting is effective as of November 30, 2010. Please amend your Form 10-K accordingly. Please also clarify, if true, that the material weaknesses identified in your current disclosure represent material weaknesses in your internal control over financial reporting. If your determination is that your internal control over financial reporting is effective as of November 30, 2010, please tell us how you made such a determination given that your disclosure controls and procedures are not effective and that you have identified several material weaknesses that appear to relate to internal control over financial reporting. In addition, please revise the conclusion regarding the effectiveness of your disclosure controls and procedures to clarify, if true, that it represents the conclusion of both your principal executive officer and principal financial officer.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 20

Certain Relationships and Related Transactions, page 20

3. We note your response to comment 21 in our letter dated September 29, 2011 and the related revisions in your filing discussing the amounts payable to a "company controlled by a person related to the former director of the company." Please disclose the name of the related person, the relevant company, the basis on which the person is a related person and provide us with your proposed disclosure. In this proposed disclosure, please also disclose the shareholder loan of $8,700, which you disclose in Note 5, or tell us why you believe this is unnecessary. In this proposed disclosure, please state:

    *   the name of the related person;
    *   the amount of principal paid, if any, during the period for which disclosure is provided; and
    *   the amount of interest paid, if any, during the period for which disclosure is provided.

    Please see Item 404(a) and (d) of Regulation S-K.

Signatures, page 22

4. We note your response to comment 24 in our letter dated September 29, 2011 and the related revisions in your filing. In future filings, please change the reference in the second signature block from the Securities Act of 1933 to the Exchange Act of 1934.

Please also supplementally confirm, if true, that you intended to reference the Exchange Act of 1934 in this second signature block. Please see the Signatures section of Form 10-K.

5. Please supplementally confirm, if true, that Mr. Thompson also signed in his individual capacity as the principal accounting officer of the company, and that you will revise future filings, including any further amendment of the Form 10-K, accordingly.

Please contact Angie Kim, Staff Attorney at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director